UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Getty Realty Corporation

File No. 001-13777 - CF#35071

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       Getty Realty Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 10-Q filed on May 5, 2017.

       Based on representations by Getty Realty Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.2   through February 21, 2025

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary